a) 11   Computation of per share earnings 09/30/2001

                 Everclear International, Inc.
              Weighted Average Shares Outstanding
                            September 30, 2001

Weighted Average Shares      11,230,000

Net Loss                         $1,374

Net Loss Per Share               0.0001